

Mail Stop 3720

December 19, 2007

<u>**VIA U.S. MAIL AND FAX (561) 989-2973**</u>

Mr. Anthony Macaione
Chief Financial Officer
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, Florida

      RE: SBA Communications Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed March 1, 2007
                File No. 000-30110

Dear Mr. Macaione:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director